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                              June 5, 2023

       Nick Bhargava
       Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment
                                                            Filed May 19, 2023
                                                            File No. 024-11411

       Dear Nick Bhargava:



              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment to Form 1-A filed May 19, 2023

       General

   1. We note the risk factor added on page 15 in response to comment 1. Please remove the reference to an
insignificant deviation under Rule 260(a) as the risk factors section should not contain mitigating
language. In addition, please clearly disclose the amount of securities sold during
the time period that may be subject to rescission claims.
   2.                                                   We continue to consider
you auto-invest and rollover programs.
 Nick Bhargava
FirstName  LastNameNick
Groundfloor  Yield LLC Bhargava
Comapany
June 5, 2023NameGroundfloor Yield LLC
June 5,
Page 2 2023 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Brian Korn, Esq.